F-Secure

F-SECURE®


03022691

82-5035

June 3, 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 12 2003
WASH. D.C. 181 SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

pp. Henrietta Malmari

dlw 6/16

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE June 3, 2003

F-Secure's security solutions to Glocalnet's Internet customers

F-Secure Corporation and Glocalnet AB, which is the 3rd largest Telecom service provider in Sweden, have signed an agreement to bring F-Secure's information security products to Glocalnet's Internet connection clients. The service offers antivirus and firewall solutions.

While Glocalnet markets, sells and provides technical support for the services, F-Secure provides the security applications, the back-end technology to manage subscriptions, as well as hosts the service on behalf of Glocalnet. The service will be available to the Swedish consumer market including Glocalnet's existing 430,000 customers from the beginning of June.

The exponential growth of Internet security threats, such as new viruses, worms and Trojans, as well as intrusions continue to increase the demand for Internet security. Home users and small offices in particular need security, but do not have the time nor the resources to keep their systems up-to-date and protected. In addition, the rapid increase of broadband access further increases market demand for always-on and easy-to-use security services.

Through these outsourced security services, Glocalnet is able to protect their on-line customers against Internet threats in an automated and easy-to-use manner. End users do not have to worry about outdated virus signature databases or actual security software updates. After the simple installation procedure, daily use is automatic and updates take place transparently regardless of the time and place of the Internet connection.

"As information security is an essential part of today's Internet world, it is important that the service providers consider the needs of the end users, and offer them an easy way to secure their Internet use", says Mr. Juha Saksi, Director of Service Provider Business Unit at F-Secure Corporation.

"The ability to protect our online customers against Internet threats is an essential component in our product portfolio. Glocalnet contacted F-Secure with the request to be able to offer an easy-to use service that eliminates the hacking attacks and viruses to our customers´ computers", says Jan Edholm, CEO of Glocalnet.

F-Secure is in a leading position in Europe for offering value-added security services with ISPs. F-Secure offers a business model to its ISP partners which is in full support of their objectives for increasing Average Revenue per User (ARPU) by offering automated Internet security services to their customer base. In conjunction with

incremental revenue drive, F-Secure's unique partnering strategy further enables ISPs to co-brand the service offering and launching these services without capital investments. F-Secure's key ISP partners include many leading European Internet Service Providers, such as Deutsche Telekom, TeliaSonera, France Telecom's ISP Wanadoo and Elisa Oyj, who have successfully implemented security services for their customers with F-Secure's applications and platform.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For further questions, please contact:

F-Secure Corporation
Kalle Korpi, Sales Manager, Service Provider Business Unit
PL 24
FIN-00181 Helsinki
Phone: +358 9 2520 4123
Fax: +358 9 2520 5004
Mobile: +358 40 510 2585
Email: Kalle.Korpi@F-Secure.com

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE June 2, 2003

Sobig.C Worm is Spreading at an Alarming Rate

F-Secure is raising the alert to the highest level as Sobig.C worm keeps spreading

F-Secure is warning the computer users of a new massmailer Sobig.C, which was first found in the wild late in the evening on 31st of May. On June 1st the worm increased its spreading and has now been reported already in 84 countries.

"We can see a very interesting pattern here. Sobig.B, that spread alarmingly only two weeks ago, was programmed to die on May 31st - the same day Sobig.C was found", says Mikael Albrecht, the Product Manager of F-Secure. "Sobig.C is programmed to die on June 8th so time will tell if we can expect Sobig.D to make its first appearance after that", he suspects.

Just like Sobig.B, Sobig.C also spreads via e-mail attachments and Windows network shares. The attachements are always PIF or SCR executables and the message reads "Please see the attached file" However, unlike its forerunner, Sobig.C does not send the emails from a fixed address, but uses random addresses it collects from the user's machine.

"The messages sent by the worm might appear to come from known people completely unaware and not necessarily infected by the worm", explains Mikael Albrecht. "This means, that receiving the worm from a given address doesn't imply that the sender corresponding to the address is infected", he continues.

The worm also spreads by collecting e-mail addresses from various files on the infected computer and sends the infected e-mails with variable subjects, content, filenames and file sizes.

In addition to the e-mail spreading, Sobig.C will search for Windows machines within the infected Local Area Network and will try to copy itself to their Startup folder. This will fail unless users are sharing their Windows directories with write access - a thing that should never be done.

After spreading, Sobig.C will attempt to download components from several URLs located at Geocities.com. F-Secure contacted Geocities during the weekend and the pages used by the worm have now been closed down.

More information on the Sobig.C virus is available from the "Global Sobig Virus Information Center", available online at http://www.f-secure.com/sobig/

The page includes technical descriptions, images and real-time statistics on the worm.

F-Secure has also developed a free tool, which cleans Sobig.C from infected machines. The tool is available in the Information Center.

F-Secure Anti-Virus can detect, stop and disinfect the Sobig.C worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North Ameri-can headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licens-ing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Mikael Albrecht, Product Manager
F-Secure Corporation
Tel. +358 9 2520 5640
Email: Mikael.Albrecht@F-Secure.com

Media contact in the USA:

F-Secure Inc.
Heather Deem
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email Heather.Deem@F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com


F-SECURE®

FOR RELEASE June 2, 2003

F-Secure Offers Virus Protection for Microsoft Exchange Server 2003

Automatic and Easy to Deploy Virus Protection and Content Filtering for Exchange 2003 Environments now available

Helsinki, Finland, June 2, 2003 - F-Secure Corporation (HEX: FSC), a leading provider of security solutions for today's increasingly mobile enterprises, today announced that its latest version of F-Secure Anti-Virus for Microsoft Exchange supports Exchange Server 2003. Coupled with multiple scanning engines and automatic update services, F-Secure Anti-Virus for Microsoft Exchange provides unsurpassed protection against viruses, malware and spyware. The award-winning software scans not only e-mail traffic, but it also stops viruses in documents and notes posted to public folders.

F-Secure Anti-Virus for Microsoft Exchange provides a solid and high-performance virus scanning implementation with Exchange 2003 by utilizing the low-level Virus Scanning API of Microsoft. The product also enables content filtering, which does not only improve security, but it also saves network bandwidth and reduces legal liability concerns. Outbreak management together with extensive reporting and alerting functions ensure fast responses to virus outbreaks and provide excellent visibility to the network status.

"With this release, F-Secure offers all Exchange 2003 users superior virus protection that is designed to be easy to set up and administer," said Pirkka Palomäki, Vice President of Marketing at F-Secure. "Thanks to the unique product architecture, the solution is equally well suited for small and medium sized companies with scarce IT resources as well as for large corporations requiring scalability and load sharing."

Microsoft Exchange Server 2003, the next major release following Exchange 2000, boosts information worker productivity through ubiquitous access to business-critical messaging and calendaring information, as well as enhancements in security, manageability, availability and reliability to help further drive down TCO.

"F-Secure has made a commitment to providing customers with high-quality virus protection that is easy to deploy and requires minimum administrative effort, ensuring low TCO," said Chris Baker, group product manager for Exchange at Microsoft Corp. "Through the support of industry partners such as F-Secure, our customers can further improve the security of the Exchange platform."

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

F-Secure Corporation
Jyrki Tulokas, Product Line Manager
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 0700
Fax. +358 9 2520 5001
Email Jyrki.Tulokas@F-Secure.com

Media contact in the USA:

F-Secure Inc.
Heather Deem
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email: Heather.Deem@F-Secure.com